SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. _____________)<F1>

                         Wintrust Financial Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    97650W108
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                                 (CUSIP Number)

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        <F1>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 97650W108                    13G                    PAGE 1 OF 5 PAGES

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Emmett D. McCarthy
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                         (b) [ ]
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3.       SEC USE ONLY
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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
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                          5.   SOLE VOTING POWER

                               44,621 shares
                          ------------------------------------------------------

                          6.   SHARED VOTING POWER
       NUMBER OF
         SHARES                446,083 shares
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          7.   SOLE DISPOSITIVE POWER
          EACH
        REPORTING              44,621 shares
       PERSON WITH        ------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER

                               446,083 shares
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         490,704 shares
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             [ ]
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.0%
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12.      TYPE OF REPORTING PERSON

         IN
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

ITEM 1(A).        NAME OF ISSUER:

                  Wintrust Financial Corporation

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  727 North Bank Lane
                  Lake Forest, Illinois  60045

ITEM 2(A).        NAME OF PERSON FILING:

                  Emmett D. McCarthy

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  727 North Bank Lane, Suite 303
                  Lake Forest, Illinois  60045

ITEM 2(C).        CITIZENSHIP:

                  U.S.A.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(E).        CUSIP NUMBER:

                  97650 W 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable

ITEM 4.           OWNERSHIP.

                  (a)      Amount Beneficially Owned:  490,704 shares

                  (b)      Percent of Class:  6.0%

         (c)      Number of Shares as to which such person has:

                       (i)    Sole power to vote or direct the vote:
                              44,621 shares*

                       (ii)   Shared power to vote or direct the vote:
                              446,083 shares**

                       (iii) Sole power to dispose or to direct the disposition of: 44,621 shares*

                       (iv) Shared power to dispose or to direct the disposition of: 446,083 shares**

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                       *      Includes 28,254 shares held in the Sarah Katherine
                              Adams Trust, an irrevocable trust of which Mr. McCarthy is trustee. Mr. McCarthy disclaims beneficial ownership of such shares.

                       ** Includes 176,311 shares, 28,962 shares subject to currently exercisable warrants and 17,689 shares subject to currently exercisable options to purchase shares which are held in the Alan W. Adams Family Trust, and 176,470 shares, 28,962 shares subject to currently exercisable warrants and 17,689 shares subject to currently exercisable options to purchase shares which are held in the Sarah K. Adams Family Trust, both irrevocable trusts of which Mr. McCarthy is co-trustee. Mr. McCarthy disclaims beneficial ownership of these shares.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                Not Applicable

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                See Item 4 above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not Applicable

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not Applicable

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                Not Applicable

ITEM 10.        CERTIFICATION.

                By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer securities and were not acquired in the connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    Date:  February 13, 1998


                                                    /s/ EMMETT D. McCARTHY
                                                        ----------------------
                                                        Emmett D. McCarthy

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